06003704

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH. DC

SEC FILE NUMBER
8- 42927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAMPION SECURITIES COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 FIFTH AVENUE
(No. and Street)

SAN FRANCISCO (City) CA (State) 94118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEE ATTACHED "ADDITIONAL OATH OR AFFIRMATION"
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BASIL R. TWIST, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAMPION SECURITIES COMPANY LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

2/22/06 SEE ATTACHED CA. Jorat LOOSE CERTIFICATE
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Loose Certificate

State of California
County of San Francisco } ss.

SHIMA S. LAL
Commission # 1574945
Notary Public - California
San Mateo County
My Comm. Expires May 26, 2009

Subscribed to and sworn to (or affirmed) before me this 22 day of February, 2006 by Basil R. Twist, Jr, ~~personally known to~~ me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Shima S. Lal
Signature of Notary

Other Information

This information is not required by state law, but is helpful in preventing fraud.

Document Identification:

Name/Type: OATH OR AFFIRMATION
Date: Feb 22, 2006 # of Pages: 1
Other Info: N/A
Journal Entry #: ________

Signer Information

Name: Basil R. Twist, Jr.
Capacity (if corporate): N/A.

©2005 Golden State Notary www.GoldenStateNotary.com (888) 263-1977

ADDITIONAL OATH OR AFFIRMATION

I, **Basil R. Twist, Jr.**, swear (or affirm) that, since the date of the previous financial statements or reports filed pursuant to Article 240.15b1-2, the securities business of **Champion Securities Company LLC ("CSC")** has been limited to acting as agent for MMA Financial Services, Inc., (which is the general partner of its parent entity, Champion Securities, a limited partnership) in soliciting purchases of shares of the single class of common stock of MMA Financial Services, Inc.

I further swear (or affirm) that CSC promptly transmitted to the issuer all funds and promptly delivered to the subscriber all securities in connection therewith; and that CSC has not otherwise held funds or securities for or owed money or securities to customers.

[signature]

Signature

PRESIDENT

Title

SEE ATTACHED JURAT LOOSE CERTIFICATE 2/22/06

California Jurat Loose Certificate

State of California
County of San Francisco } ss.

Subscribed to and sworn to (or affirmed) before me this 22 day of February, 2006 by Basil R. Twist, Jr. ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

SHIMA S. LAL
Commission # 1574945
Notary Public - California
San Mateo County
My Comm. Expires May 26, 2009

Shima S. Lal
Signature of Notary

Other Information

This information is not required by state law, but is helpful in preventing fraud.

Document Identification:

Name/Type: Additional Oath or Affirmation
Date: Feb. 22, 2006 # of Pages: 1
Other Info: N/A
Journal Entry #: ________

Signer Information

Name: Basil R. Twist, Jr.
Capacity (if corporate): N/A.

©2005 Golden State Notary www.GoldenStateNotary.com (888) 263-1977

CHAMPION SECURITIES COMPANY L.L.C.

BALANCE SHEET - DECEMBER 31, 2005

ASSETS

Cash	$	3,670
Certificate of deposit	$	5,000
Receivables	$	357
Other assets	$	12
Total Assets	$	9,039

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Commitments and contingencies	$	-
Members' equity	$	9,039
Total Liabilities and Members' Equity	$	9,039

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:		
Commissions	$	-
Interest Income	$	59
Total revenues	$	59
EXPENSES:		
Broker registration and related costs	$	(207)
Insurance	$	-
Bank Charges	$	-
Total expenses	$	(207)
Net income	$	266

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	266
Adjustment to reconcile net income to net cash and cash equivalents provided by operating activities:		
Less: increase in receivables	$	(357)
Less: increase in other assets	$	(1)
Net cash and cash equivalents from operating activities	$	(92)
CASH FLOWS FROM FINANCING ACTIVIITES:		
Capital contributions from members	$	-
Net cash and cash equivalents used in financing activities	$	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	(92)
CASH AND CASH EQUIVALENTS, December 31, 2004	$	3,762
CASH AND CASH EQUIVALENTS, December 31, 2005	$	3,670

The accompanying notes are an integral part of these statements.

CHAMPION SECURITIES COMPANY L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Champion Securities a Limited Partnership	MMA Financial Services, Inc.	Total Members' Equity
BALANCE, DECEMBER 31, 2004	$ 8,685	88	$ 8,773
Net income	263	3	266
Capital contribution from members	0	0	0
BALANCE, DECEMBER 31, 2005	$ 8,948	$ 91	$ 9,039

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. DESCRIPTION OF BUSINESS:

Champion Securities Company L.L.C. (the Company), a Delaware limited liability company, is owned 99% by Champion Securities, a Limited Partnership (CSLP) and 1% by MMA Financial Services, Inc., the general partner of CSLP. The Company has a written agreement with CSLP whereby CSLP absorbs most of the expenses of the Company, except for certain regulatory and registration costs.

The Company is a licensed securities broker and was formed in 1992 to act as placement agent of a new security instrument developed by an affiliate, Champion Capital Corporation (Champion).

In 1992, the company began private placement of Champion's MarketMultiple Account (MMA) contracts and continued this activity up to calendar year 2000. Champion is no longer offering the MMA contracts.

The Company earned no commissions during calendar year 2005. Commencing in 2006, the Company expects to act as the placement agent of a continuous offering for an internet based security offered by another affiliate.

The Company will terminate on or before December 31, 2045.

2. ACCOUNTING POLICY:

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash in a bank and a certificate of deposit with an original maturity of three months or less.

3. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the National Association of Securities Dealers, Inc., which requires the Company to maintain a minimum net capital of the greater of 6-2/3 percent of total aggregate indebtedness (as defined by the Rule) or $5,000. Aggregate indebtedness and net capital change from day to day; at December 31, 2005, aggregate indebtedness was $0 and net capital was $8,670, which exceeded the SEC requirement by $3,670.

4. EXEMPTION FROM RULE 15C3-3:

The Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended December 31, 2005.

CHAMPION SECURITIES COMPANY L.L.C DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		9,039 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		9,039 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		9,039 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	369 [3540]	
B.	**Secured demand note deficiency**	[3590]	

CHAMPION SECURITIES COMPANY L.L.C. DECEMBER 31, 2005

C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
D. **Other deductions and/or charges**	[3610]	-369 [3620]
7. Other additions and/or credits (List)		
[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions		8,670 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. **Contractual securities commitments**	[3660]	
B. **Subordinated securities borrowings**	[3670]	
C. **Trading and investment securities:**		
1. **Exempted securities**	[3735]	
2. **Debt securities**	[3733]	
3. **Options**	[3730]	
4. **Other securities**	[3734]	

CHAMPION SECURITIES COMPANY L.L.C. DECEMBER 31, 2005

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			8,670 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	3,670 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	8,670 [3780]

CHAMPION SECURITIES COMPANY L.L.C.   DECEMBER 31, 2005

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
A.	**Drafts for immediate credit**	[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**	[3810]	
C.	**Other unrecorded amounts(List)**		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

CHAMPION SECURITIES COMPANY L.L.C. DECEMBER 31, 2005

EXEMPTIVE PROVISIONS

25.

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

CHAMPION SECURITIES COMPANY L.L.C.

RECONCILIATIONS PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2005

There are no significant differences between the computation reflected at Schedules I and II and that previously filed by the Company.